May 13, 2005

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Dear Mr. Steven Jacobs:

Re:	Palmetto Real Estate Trust
Form 10-KSB for the year ended December 31, 2004
File No. 000-00179

We are responding to your letter dated April 13, 2005 and the comments on our Form 10-KSB for the year ended December 31, 2004. Our response is arranged and numbered in the sequence of your letter.

Report of Independent Registered Public Accounting Firm, Annual Report page 1

Item #1- We will file an amended Form 10-KSB to include the signature of the independent auditors as required by Rule 2-02 of Regulation S-X. The original report of the independent registered public accounting firm we have on file does contain the auditors' signature.

Note 2 – Investment in Rental Property and Gains on sale of Real Estate, Annual Report pages 8-10

Item #2- When we purchase a new piece of property or building held for rent we look to FAS 141 to determine if it would constitute a business combination. If the net assets acquired are not considered to constitute a business, then we simply record the property at the acquisition price and FAS 141 does not apply. In 2003, the Trust purchased the FedEx building and in 2004 the Poinsett Highway property which based on the circumstances were not considered to be acquired assets that constituted a business. Therefore, FAS 141 was deemed to not be applicable.

In those circumstances where the net assets acquired constitute a business, we apply the provisions of paragraph 39 of FAS 141 for assigning amounts to the assets acquired. The initial measurement is based on the basis of the fair value exchanged. For the Trust, the consideration paid to acquire the net assets in 2004 and 2003 was cash only and no debt or other liabilities was assumed in the transactions.

As for the application of paragraphs 39 and A14 for in place leases and customer relationships, we look at the facts and circumstances of each individual business combination. For the Sunshine House property acquired in 2003 and the Fred's Greenwood property and Ridgeview Center acquired in 2004, we did not allocate any of the purchase price to the value for intangible assets related to in place leases and/or customer relationships. Based on the facts at the time of purchase, we did not deem the remaining terms of the leases and customer relationships significant enough to warrant allocation of part of the purchase price to these intangible assets.

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Item # 3- In 2004, the Trust reported a gain of $607,348 that resulted from the sale and disposition of two (2) pieces of land that were non-income producing properties and timber sales on tract of real property held by the Trust. The net gain on the timber sales was $19,671 and the net gain after deducting the commission and closing cost on the two pieces of non-income producing properties totaled $587,677. The timber and other properties had been held by the Trust for some period of time and there were no recorded cost basis on the books for either the timber or the land. The sales proceeds were collected in full and there was no remaining risk to the Trust that would have precluded it from recognizing the entire gain. In accordance with recognition criteria in SFAS 66, the profit was determinable and the earnings process was complete. Therefore, the entire gain was recognized in 2004.

As for applying FAS 144 paragraphs 41-48, the property sales in 2004 were not considered to be a “component of the entity” comprising operations and cash flow that would warrant reporting as discontinued operations. There was not cash flow being produced by these properties and therefore they were not recognized as a component of the entity. The gains were presented on the face of the income statement and captioned as gains on sale of real estate in accordance with paragraph 45 as part of continuing operations.

As for any other property sales that would be considered as a “component of the entity” we look to the two criteria outlined in paragraph 42 of FAS 144. In most cases the entity will have significant continued involvement in the operations of its rental component in the area where a given piece of property is sold. Most of the Trust properties are located in a condensed geographic region and replacement properties are acquired with the sales proceeds. Therefore, if the conditions in paragraph 42 of FAS 144 are not met we do not report these dispositions as discontinued operations.

Note 4 – Mortgage Notes Payable, Annual Report pages 11-12

Item # 4- The Trust borrowed monies from several financial institutions during 2004 and 2003 to provide the funds needed to acquire various properties or for refinancing existing debt. These amounts were disclosed in the Statements of Cash Flows. In 2004, the Trust purchased the Ridgeview Center property in Laurens, South Carolina with part of the purchase proceeds being provided by a $1,650,000 new bank loan from Central Carolina Bank and cash of approximately $800,000 held in escrow related to an earlier like kind exchange transaction. The term note is repayable in monthly installments with a balloon payment due July 2009. The balance outstanding as of December 31, 2004 was $1,586,094.

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In 2003, the Trust borrowed $2,150,000 from Central Carolina Bank to refinance and payoff the existing debt on its Pleasantburg Shopping Center held by Carolina First Bank. The balance outstanding as of December 31, 2004 was $2,105,863. Also in 2003, the Trust borrowed $1,200,000 from Peoples National Bank to fund part of the purchase price for the Sunshine House property in Mt. Pleasant, South Carolina. The total purchase price for this piece of property was $1,500,000. The balance outstanding as of December 31, 2004 was $1,026,824. These mortgage notes are debt obligations with financial institutions and were not liabilities assumed with any of the property acquisitions.

In connection with responding to your comments we make the following written acknowledgements. The Trust recognizes its responsibility for the adequacy and accuracy of the disclosure in the filings. We realize that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings. We also recognize that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter. If additional information is needed, please let me know.

/s/ Bill Franks
Principal Financial Officer

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